SilverCrest Receives Operating Permit for Las Chispas

TSX-V: SIL| NYSE American: SILV	For Immediate Release

VANCOUVER, BC –July 18,2019- SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased toannouncethat it has received notification from the Secretaria de Medio Ambiente y Recuros Naturales (“SEMARNAT”) granting approval of the Environmental Impact Statement (“MIA” or the “Operating Permit) for the development of its Las Chispas Project (“Las Chispas” or the “Project”) in the State of Sonora, Mexico. The receipt of the MIA provides the Company with conditional approval to construct a 3,000 (maximum capacity) tonne per dayunderground (“U/G”) mine and aconventional processing facility with subsequent dry stack tailings and U/G backfill for Las Chispas.The MIA is based on several conditions and standard requirements as discussed below.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “The approval of the MIA is a key milestone for Las Chispas. The MIA should enable SilverCrest to have all major operating permits in hand ahead of our scheduled construction timeline. With theanticipated completion of a successful Feasibility Study in H1, 2020, the Company is well positioned to project finance and begin construction activities in H2, 2020.We are extremely pleased with the progress that our team has made in the 3.5 years that we’ve been exploring atLas Chispas. We continue to work hard to simultaneously de-risk and add value to the Project in a cost-efficient manner.Congratulations to the teamand the communities that support us in securing this key permit for development of Las Chispas.” MIA Details and Requirements:

•	The MIA remains in good standing for 14 years until July 17, 2033, subject to the appropriate environmental management activities. An application to renew the MIA is required at least 30 days before expiry.
•	The 96 hectares approved for use (subject to successful inspection by, and invoice paid to SEMARNAT) in the MIA covers the required areas of operation (for example mining, processing, tailings).
•	The MIA permits up to 2 dry stack tailings areas within the permitted area as well as using tailing for mine backfill.
•	The Operating Permit is for underground mining only with complementary facilities.
•	The Operating Permit is conditional on several standard requirements by SEMARNAT that are designed to protect and monitor the environment, and must be completed by the Company before construction begins.
•	SEMARNAT have advised that they plan to visit Las Chispas in H2, 2019to conduct an inspection, following which SilverCrest expects to be issued an invoice by SEMARNAT. Upon payment of the invoice,the Companyexpects toreceive the required standard Change of Use of Soil (“CUS”) approvals for operations.

Work related to conditional requirementsof the Operating Permit have been budgeted for and are included in the Company’s work schedule for H2, 2019 and early 2020.

SilverCrest has 14 active drill rigs on site, which continue to test, expand and upgrade the high-grade resource delineated to date at Las Chispas.The Company is also conducting further U/G grade reconciliation on the Babicanora Vein with additional drilling and underground workto better understand the positive grade difference between recent U/G vein sample results and resource model. Further results will be reported in due course.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budgetconstruction, and production.

FORWARD-LOOKINGSTATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property,including permitting for various work, metallurgical test, and optimizing and updating the Company’s resource model and preparing a feasibility study; the accessibility of future mining at the Las Chispas Property and satisfaction of MIA requirements.. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; issues in satisfying MIA requirements and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Jacy Zerb, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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